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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DEVCON INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

251588109

(CUSIP Number)

Edward L. Ristaino, Esq.
Akerman Senterfitt
Las Olas Centre II, Suite 1600
350 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2229
Tel. No.: (954) 463-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 251588109			Page 2 of 13 Pages

1.	Name of Reporting Person: COCONUT PALM CAPITAL INVESTORS I, LTD.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,000,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 61.06%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 251588109			Page 3 of 13 Pages

1.	Name of Reporting Person: COCONUT PALM CAPITAL INVESTORS I, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,000,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 61.06%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 251588109			Page 4 of 13 Pages

1.	Name of Reporting Person: RICHARD C. ROCHON		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,000,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,516,666

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 61.06%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 251588109			Page 5 of 13 Pages

1.	Name of Reporting Person: MARIO B. FERRARI		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,000,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 61.06%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 251588109			Page 6 of 13 Pages

1.	Name of Reporting Person: RPCP INVESTMENTS, LLLP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,350,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.81%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 251588109			Page 7 of 13 Pages

1.	Name of Reporting Person: RPCP INVESTMENTS, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,350,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 18.81%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 251588109	13D	Page 8 of 13 Pages

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the joint filing on Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2004, and amended on April 7, 2005, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

This Amendment relates to the common stock, $.10 par value per share (the “Common Stock”), of Devcon International Corp., a Florida corporation (the “Company”), whose principal executive offices are located at 1350 E. Newport Center Drive, Suite 201, Deerfield Beach, Florida 33443.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended to add the following:

(a)	The additional filing persons on this statement are (i) RPCP Investments, LLLP (“RPCP”), with respect to warrants to purchase Common Stock which it has acquired; and (ii) RPCP Investments, Inc. (“RPCP Inc.”), with respect to warrants to purchase Common Stock which RPCP has acquired. The foregoing persons, along with the previously reported Reporting Persons, are hereinafter sometimes collectively referred to as the “Reporting Persons”. The executive officers, directors and control persons of RPCP Inc. are as follows:

Richard C. Rochon	Director, President and Chief Executive Officer

Jack I. Ruff	Director, Vice President and Secretary

Robert C. Farenhem	Director, Vice President and Treasurer

Mario Ferrari	Director and Vice President

(b)-(c)	The address of the principal business and principal office of RPCP is located at 595 South Federal Highway, Suite 600, Boca Raton, Florida 33432. The principal business of RPCP is to invest in the Company. RPCP Inc. is the general partner of RPCP.

The address of the principal business and principal office of RPCP Inc. is located at 595 South Federal Highway, Suite 600, Boca Raton, Florida 33432.

The business address of Messrs. Ruff and Farenhem is 595 South Federal Highway, Suite 600, Boca Raton, Florida 33432. Mr. Farenhem is the Chief Financial Officer of the Company. Mr. Ruff is an executive officer of Coconut Palm.

(d)-(e)	None of the Reporting Persons, or any of the officers, directors or control persons of such Reporting Persons to the extent such Reporting Person is a corporation, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Each of RPCP and RPCP Inc. are organized under the laws of the State of Florida. Each of Messrs. Ruff and Farenhem is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

CUSIP No. 251588109	13D	Page 9 of 13 Pages

In connection with the Distribution described below in Items 4 and 6, RPCP, as a limited partner of Coconut Palm, received warrants to purchase 1,350,000 shares of Common Stock. In addition, in connection with the Distribution, Mr. Rochon, as a limited partner of Coconut Palm, received 83,333 shares of common stock and warrants to purchase 83,333 shares of Common Stock. No payment was made by RPCP or Mr. Rochon to Coconut Palm in connection with the June 28, 2005 redemption.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On June 28, 2005, Coconut Palm distributed an aggregate of 1,583,334 shares of Common Stock and warrants to purchase an aggregate of 3,583,334 additional shares of Common Stock (the “Distribution”) to all remaining limited partners (the “Limited Partners”), including RPCP and Mr. Rochon, upon the redemption of their limited partnership interests in Coconut Palm. No payment was made by the Limited Partners to Coconut Palm in connection with the June 28, 2005 redemption.

Except as set forth in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

(a)	As of the date of this Amendment:

(1)	Coconut Palm beneficially owns 6,000,000 shares of Common Stock which represents approximately 61.06% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(2)	Coconut Palm Inc., as the general partner of Coconut Palm, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm. As a result, Coconut Palm Inc. may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm.

(3)	Richard C. Rochon, as the sole shareholder and an officer and director of Coconut Palm Inc., has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm Inc. As a result, Mr. Rochon may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm and Coconut Palm Inc.

(4)	Mario B. Ferrari, as an officer and director of Coconut Palm Inc., has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm Inc. As a result, Mr. Ferrari may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Coconut Palm and Coconut Palm Inc.

(5)	RPCP beneficially owns warrants to purchase 1,350,000 shares of Common Stock which represents approximately 18.81% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(6)	RPCP Inc., as the general partner of RPCP, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by RPCP. As a result, RPCP Inc. may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by RPCP.

(7)	Messrs. Ruff and Farenhem do not beneficially own any shares of Common Stock.

CUSIP No. 251588109	13D	Page 10 of 13 Pages

The approximate aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons is based on 5,826,660 shares of Common Stock, which is the total number of shares of Common Stock outstanding as of July 8, 2005.

(b)	Voting and Dispositive Power.

(1)	Each of Coconut Palm, Coconut Palm Inc., Mr. Rochon and Mr. Ferrari has the sole power, or may be deemed to have the sole power, to vote or to direct the vote of 6,000,000 shares of Common Stock, consisting of an aggregate of 2,000,000 shares of Common Stock and 4,000,000 shares of Common Stock underlying warrants that are immediately exercisable, which such persons have the sole power to vote pursuant to proxy agreements that were executed by the Limited Partners in connection with the Distribution, as described in Item 6 below.

(2)	Of the 2,000,000 shares of Common Stock described in paragraph (1), Mr. Rochon has the sole power to dispose of 83,333 shares of Common Stock. Of the 4,000,000 shares of Common Stock underlying the warrants described above in paragraph (1), Mr. Rochon has the sole power to dispose of 83,333 shares of Common Stock underlying such warrants and through his control over the disposition of shares of Common Stock underlying such warrants owned by RPCP and RPCP Inc., Mr. Rochon has the sole power to dispose of 1,350,000 shares of Common Stock underlying such warrants.

(3)	Of the 4,000,000 shares of Common Stock underlying the warrants described above in paragraph (1), each of RPCP and RPCP Inc. has the sole power, or may be deemed to have the sole power, to dispose of, or to direct the disposition of, 1,350,000 shares of Common Stock underlying such warrants.

(c)	As described in Item 4, on June 28, 2005, Coconut Palm distributed the following shares of Common Stock and warrants to purchase additional shares of Common Stock to the Limited Partners, upon the redemption of their limited partnership interests in Coconut Palm:

•	an aggregate of 1,583,334 shares of Common Stock;

•	warrants to purchase an aggregate of 1,791,667 shares of Common Stock at an exercise price of $10.00 per share, which are immediately exercisable and expire on July 30, 2007;

•	warrants to purchase an aggregate of 895,834 shares of Common Stock at an exercise price of $11.00 per share, which are immediately exercisable and expire on July 30, 2008; and

•	warrants to purchase an aggregate of 895,833 shares of Common Stock at an exercise price of $15.00 per share, which are immediately exercisable and expire on July 30, 2009.

On April 14, 2005, Coconut Palm distributed the following shares of Common Stock and warrants to purchase additional shares of Common Stock to a Limited Partner, upon the redemption of his limited partnership interests in Coconut Palm:

•	an aggregate of 19,992 shares of Common Stock;

•	warrants to purchase an aggregate of 9,996 shares of Common Stock at an exercise price of $10.00 per share, which are immediately exercisable and expire on July 30, 2007;

•	warrants to purchase an aggregate of 4,998 shares of Common Stock at an exercise price of $11.00 per share, which are immediately exercisable and expire on July 30, 2008; and

•	warrants to purchase an aggregate of 4,998 shares of Common Stock at an exercise price of $15.00 per share, which are immediately exercisable and expire on July 30, 2009.

CUSIP No. 251588109	13D	Page 11 of 13 Pages

Upon redemption of his limited partnership interests in the Distribution, Mr. Rochon received:

•	an aggregate of 83,333 shares of Common Stock;

•	warrants to purchase an aggregate of 41,667 shares of Common Stock at an exercise price of $10.00 per share, which are immediately exercisable and expire on July 30, 2007;

•	warrants to purchase an aggregate of 20,833 shares of Common Stock at an exercise price of $11.00 per share, which are immediately exercisable and expire on July 30, 2008; and

•	warrants to purchase an aggregate of 20,833 shares of Common Stock at an exercise price of $15.00 per share, which are immediately exercisable and expire on July 30, 2009.

Upon redemption of its limited partnership interests in the Distribution, RPCP received:

•	warrants to purchase an aggregate of 675,000 shares of Common Stock at an exercise price of $10.00 per share, which are immediately exercisable and expire on July 30, 2007;

•	warrants to purchase an aggregate of 337,500 shares of Common Stock at an exercise price of $11.00 per share, which are immediately exercisable and expire on July 30, 2008; and

•	warrants to purchase an aggregate of 337,500 shares of Common Stock at an exercise price of $15.00 per share, which are immediately exercisable and expire on July 30, 2009.

Except as set forth in this Amendment, to the best knowledge of each of the Reporting Persons, neither the Reporting Persons nor any director or executive officer of any of the Reporting Persons and no other person described in this Amendment has beneficial ownership of any shares of Common Stock, or has engaged in any transaction during the past sixty (60) days in any shares of Common Stock, other than the Distribution.

(d)	The Limited Partners have retained the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, Common Stock. Other than Stephen J. Ruzika, no other Limited Partner’s right to receive dividends or proceeds exceeds 5% of the shares of Common Stock.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

In connection with the Distribution, the Limited Partners granted to Coconut Palm Inc. a proxy to vote all of the securities owned by them at any meeting of the shareholders of the Company or any adjournment thereof, however called, and in any action by written consent of the shareholders of the Company, in such manner as Coconut Palm Inc. shall determine in its sole discretion. A form of the proxy was previously filed with Amendment No. 1 to the Schedule 13D and is incorporated by reference herein.

Except as set forth or incorporated by reference in this Item 6, none of the Reporting Persons have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

CUSIP No. 251588109	13D	Page 12 of 13 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Joint Filing Agreement relating to the filing of this statement

CUSIP No. 251588109	13D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2005

COCONUT PALM CAPITAL INVESTORS I, LTD.
By:	COCONUT PALM CAPITAL INVESTORS I, INC.,
its general partner

By:	/s/ Richard C. Rochon
Richard C. Rochon, President

COCONUT PALM CAPITAL INVESTORS I, INC.
By:	/s/ Richard C. Rochon
Richard C. Rochon, President

/s/ Richard C. Rochon
Richard C. Rochon

/s/ Mario B. Ferrari
Mario B. Ferrari

RPCP INVESTMENTS, LLLP
By:	RPCP INVESTMENTS, INC.,
its general partner

By:	/s/ Richard C. Rochon
Richard C. Rochon, President

RPCP INVESTMENTS, INC.
By:	/s/ Richard C. Rochon
Richard C. Rochon, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Joint Filing Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: July 8, 2005

COCONUT PALM CAPITAL INVESTORS I, LTD.
By:	COCONUT PALM CAPITAL INVESTORS I, INC.,
its general partner

By:	/s/ Richard C. Rochon
Richard C. Rochon, President

COCONUT PALM CAPITAL INVESTORS I, INC.
By:	/s/ Richard C. Rochon
Richard C. Rochon, President

/s/ Richard C. Rochon
Richard C. Rochon

/s/ Mario B. Ferrari
Mario B. Ferrari

RPCP INVESTMENTS, LLLP
By:	RPCP INVESTMENTS, INC.,
its general partner

By:	/s/ Richard C. Rochon
Richard C. Rochon, President

RPCP INVESTMENTS, INC.
By:	/s/ Richard C. Rochon
Richard C. Rochon, President